February 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


         Re: FirstEnergy Corp. as Successor-In-Interest to GPU, Inc. GPU Diversified Holdings LLC
                  Form RW (Request for Withdrawal)
                  File No. 70-9963


Ladies and Gentlemen:

          FirstEnergy Corp. ("FirstEnergy"), as successor-in-interest to GPU, Inc. ("GPU"), and GPU Diversified Holdings LLC ("Diversified"), a wholly-owned subsidiary of FirstEnergy, hereby request withdrawal of the Application on Form U-1 filed by GPU and Diversified in file No. 70-9963 by GPU and Diversified. FirstEnergy has filed its own Application on Form U-1 with respect to the matters addressed in File No. 70-9963 and therefore the referenced filing is no longer necessary.

                                              Sincerely,


                                              /s/Harvey L. Wagner
                                              --------------------------------
                                                 Harvey L. Wagner
                                                 Vice President and Controller